EXHIBIT 8

     The following are the Company’s “significant subsidiaries,” as that term is defined by applicable rules of the Securities and Exchange Commission.

Company Name	Country of Incorporation	Proportion of ownership Interest*
Norsk Hydro Produksjon AS	Norway	100 percent
Hydro Aluminium AS	Norway	100 percent
Hydro Aluminium Deutschland GmbH	Germany	100 percent

*	Ownership percentage reflects proportion of voting power.

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